FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: October 24, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SPECIAL REPORT ON LIMITED REVIEW OF INTERIM CONSOLIDATED FINANCIAL INFORMATION

To the Management of Endesa, S.A.:

We have performed a limited review of the interim consolidated financial information of Endesa, S.A. and Subsidiaries comprising the consolidated balance sheet at 30 June 2007, the consolidated income statement for the six-month period then ended, the consolidated cash flow statement, the consolidated statement of recognised income and expense and certain selective notes for the six-month period ended 30 June 2007. The preparation of these interim consolidated financial information is the responsibility of Company management. Our responsibility is to issue a limited assurance report on these interim consolidated financial information based on our review.

Our limited review was performed in accordance with the generally accepted international professional standards issued by the International Federation of Accountants (IFAC) relating to the limited review of interim financial information (ISRE 2410), which is planned and performed with a view to obtaining limited assurance that the financial statements do not contain material misstatements. A limited review basically consists of making queries to the Company’s employees and applying certain analytical procedures to the financial information and does not provide the same degree of assurance as an audit. Since a limited review does not constitute an audit, we do not express an audit opinion on the accompanying interim consolidated financial information.

Our limited review did not bring anything to our attention that might lead us to believe that the accompanying interim consolidated financial information was not prepared, in all material respects, in accordance with the International Financial Reporting Standard adopted by the European Union in relation to Interim Financial Reporting (IAS 34).

On 30 March 2007, we issued our auditors’ report, in accordance with generally accepted auditing standards in Spain, on the consolidated financial statements of Endesa, S.A. and subsidiaries at 31 December 2006, in which we expressed an unqualified opinion.

Deloitte, S.L.

Eduardo Sanz Hernández

10 October 2007

ENDESA, S.A.
and
Subsidiaries

Interim Consolidated Financial Statements
for the Period Ended 30 June 2007

Translation of interim consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union (see Notes 2 and 12). In the event of a discrepancy, the Spanish-language version prevails.

Translation of interim consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union (see Notes 2 and 12). In the event of a discrepancy, the Spanish-language version prevails.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT 30 JUNE 2007
AND 31 DECEMBER 2006

	Millions of Euros
	30/06/07 (Unaudited)	31/12/06
ASSETS
NON-CURRENT ASSETS	46,930	46,380
Property, plant and equipment	34,591	33,714
Investment property	79	81
Intangible assets	496	804
Goodwill	4,021	3,986
Investments accounted for using the equity method	720	649
Non-current financial assets	4,417	4,482
Deferred tax assets	2,606	2,664
CURRENT ASSETS	7,998	7,708
Inventories	910	882
Trade and other receivables	6,223	5,819
Current financial assets	54	39
Cash and cash equivalents	811	965
Non-current assets classified as held for sale	--	3
TOTAL ASSETS	54,928	54,088

EQUITY AND LIABILITIES
EQUITY	16,378	15,936
Of the Parent	11,442	11,291
Of minority interests	4,936	4,645
NON-CURRENT LIABILITIES	30,404	30,007
Deferred income	2,661	2,442
Long-term provisions	4,322	4,442
Bank borrowings and other financial liabilities	20,748	20,487
Other non-current payables	964	985
Deferred tax liabilities	1,709	1,651
CURRENT LIABILITIES	8,146	8,145
Bank borrowings and other financial liabilities	714	629
Current trade and other payables	7,432	7,516
TOTAL EQUITY AND LIABILITIES	54,928	54,088

The accompanying Notes 1 to 12 are an integral part of the consolidated balance sheets at 30 June 2007 and 31 December 2006.

Translation of interim consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union (see Notes 2 and 12). In the event of a discrepancy, the Spanish-language version prevails.

ENDESA, S.A. AND SUBSIDIARIES
INTERIM CONSOLIDATED INCOME STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

	Millions of Euros
	JANUARY-JUNE 2007 (Unaudited)	JANUARY-JUNE 2006 (Unaudited)
REVENUE	10,373	10,601
Sales	10,054	9,946
Other operating income	319	655
PROCUREMENTS AND SERVICES	(4,841)	(5,302)
Power purchased	(2,021)	(1,934)
Cost of fuel consumed	(1,959)	(2,008)
Transmission expenses	(455)	(369)
Other variable procurements and services	(406)	(991)
CONTRIBUTION MARGIN	5,532	5,299
Work on non-current assets	105	90
Staff costs	(840)	(767)
Other fixed operating expenses	(966)	(860)
GROSS PROFIT FROM OPERATIONS	3,831	3,762
Depreciation and amortisation charge	(1,054)	(891)
PROFIT FROM OPERATIONS	2,777	2,871
FINANCIAL LOSS	(496)	(469)
Net finance costs	(494)	(480)
Net exchange differences	(2)	11
Result of companies accounted for using the equity method	6	46
Income from other investments	6	7
Income from asset disposals	10	260
PROFIT BEFORE TAX	2,303	2,715
Income tax	(679)	(473)
PROFIT FOR THE PERIOD	1,624	2,242
Parent	1,255	1,756
Minority interests	369	486

BASIC NET EARNINGS PER SHARE (in euros)	1,19	1,66
DILUTED NET EARNINGS PER SHARE (in euros)	1,19	1,66

The accompanying Notes 1 to 12 are an integral part of the interim consolidated income statements for the first six months of 2007 and 2006.

Translation of interim consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union (see Notes 2 and 12). In the event of a discrepancy, the Spanish-language version prevails.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

	Millions of Euros
	30/06/07 (Unaudited)			30/06/06 (Unaudited)
	Of the Parent	Of Minority Interests	Total	Of the Parent	Of Minority Interests	Total
NET PROFIT RECOGNISED DIRECTLY IN EQUITY	251	207	458	(535)	(460)	(995)
In retained earnings	64	-	64	-	-	-
Actuarial gains on pension schemes	95	-	95	-	-	-
Tax effect	(31)	-	(31)	-	-	-
In asset and liability revaluation reserves	82	(1)	81	(105)	(33)	(138)
Available-for-sale investments	(16)	-	(16)	(192)	-	(192)
Cash flow hedges	125	(5)	120	126	(33)	93
Tax effect	(27)	4	(23)	(39)	-	(39)
In translation differences	105	208	313	(430)	(427)	(857)
Gross translation differences	115	208	323	(433)	(429)	(862)
Tax effect	(10)	-	(10)	3	2	5
PROFIT FOR THE PERIOD	1,255	369	1,624	1,756	486	2,242
TOTAL INCOME AND EXPENSE RECOGNISED IN THE PERIOD	1,506	576	2,082	1,221	26	1,247

The accompanying Notes 1 to 12 are an integral part of the consolidated statements of recognised income and expense for the first six months of 2007 and 2006.

Translation of interim consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union (see Notes 2 and 12). In the event of a discrepancy, the Spanish-language version prevails.

ENDESA, S.A. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
FOR THE SIX-MONTH PERIODS ENDED 30 JUNE 2007 AND 2006

	Millions of Euros
	JANUARY- JUNE 2007 (Unaudited)	JANUARY- JUNE 2006 (Unaudited)

Gross profit before tax and minority interests	2,303	2,715
Depreciation and amortisation charge	1,054	891
Income from asset disposals	(10)	(260)
Income tax	(584)	(780)
Other results not giving rise to cash flows	14	(49)
Provisions paid	(203)	(242)
Total cash flows from operations	2,574	2,275

Change in income tax payable	168	183
Change in operating current assets/liabilities	(540)	(544)

NET CASH FLOWS FROM OPERATING ACTIVITIES	2,202	1,914

Investments in property, plant and equipment and intangible assets	(1,699)	(1,706)
Other investments	(236)	(1,348)
Investments in Group companies	(87)	(2)
Disposals of property, plant and equipment and intangible assets	21	98
Disposals of investments	155	137
Cash flows due to changes in the scope of consolidation	-	2
Grants and other deferred income	206	165

NET CASH FLOWS USED IN INVESTING ACTIVITIES	(1,640)	(2,654)

Non-current bank borrowing drawdowns	1,304	3,887
Non-current bank borrowings and other financial liabilities repaid	(1,146)	(1,186)
Net cash flows from current bank borrowings and other financial liabilities	116	(2,916)
Dividends of the Parent paid	(677)	(323)
Payments to minority interests	(347)	(206)

NET CASH FLOWS FROM FINANCING ACTIVITIES	(750)	(744)

TOTAL NET CASH FLOWS	(188)	(1,484)

Effect of foreign exchange rate changes on cash and cash equivalents	34	(17)

NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(154)	(1,501)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	965	2,614

CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	811	1,113

The accompanying Notes 1 to 12 are an integral part of the consolidated cash flow statements for the first six months of 2007 and 2006.

Translation of interim consolidated financial statements originally issued in Spanish and prepared in accordance with IFRS as adopted by the European Union (see Notes 2 and 12). In the event of a discrepancy, the Spanish-language version prevails.

ENDESA, S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST SIX MONTHS OF 2007 AND 2006

1. GROUP ACTIVITIES AND PURPOSE OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AT 30 JUNE 2007.

Endesa, S.A. (“the Parent” or “the Company”) and its subsidiaries compose the Endesa Group (“Endesa” or “the Group”). Endesa, S.A.’s registered office and headquarters are in Madrid, at calle Ribera del Loira, 60.

The Company was incorporated as a Spanish “Sociedad Anónima” in 1944 under the name of Empresa Nacional de Electricidad, S.A. and it changed its corporate name to Endesa, S.A. pursuant to a resolution adopted by the shareholders at the Annual General Meeting on 25 June 1997.

Endesa's company object is to carry on activities in the electricity business in all its various industrial and commercial areas; the exploitation of primary energy resources of all types; the provision of industrial services, particularly in the areas of telecommunications, water and gas and those preliminary or complementary to the business activities composing the Group's object, and the management of the corporate Group comprising investments in other companies. The Group may carry on the business activities composing its company object in Spain and abroad directly or through its investments in other companies. In 2005 the Endesa Group disposed of substantially all of its investments in the telecommunications business.

These interim consolidated financial statements are presented in millions of euros (unless expressly stated otherwise) because the euro is the functional currency of the principal economic area in which the Endesa Group operates.

The purpose of these interim consolidated financial statements at 30 June 2007 is to serve as the basis for the preparation of certain pro forma financial information that Enel S.p.A. must prepare and make public in the context of the takeover bid for Endesa, S.A. shares launched by Acciona, S.A. and Enel Energy Europe, S.r.L. (see Note 11).

2. BASIS OF PRESENTATION OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS.

2.1. Basis of presentation.

The interim consolidated financial statements of the Endesa Group for the first six months of 2007 were prepared in accordance with the International Financial Reporting Standards adopted by the European Union at the consolidated balance sheet date, in conformity with Regulation (EC) no. 1606/2002 of the European Parliament and of the Council (“IFRS”).

In the interim consolidated financial statements for the first six months of 2007 the Endesa Group applied the same accounting policies and measurement bases as those described in Notes 2 and 3 to the consolidated financial statements for 2006, and the estimates that had to be made in preparing these financial statements are basically of the same nature as those described in Note 2.2. to the aforementioned consolidated financial statements.

The only significant change in the assumptions used to make estimates was the increase in the discount rate applied to provisions for pensions and similar obligations and for the restructuring of the labour force in Spain from 4% at 31 December 2006 to 4.47% at 30 June 2007 due to increases in the euro interest rate.

These interim consolidated financial statements present fairly the Group's consolidated equity and financial position at 30 June 2007 and the results of its operations, the changes in the statement of recognised income and expense and the cash flows at the Group in the first six months of 2007.

The interim consolidated financial statements for the first six months of 2007 of the Endesa Group were prepared on the basis of the accounting records kept by the Company and by the other Group companies.

2.2. Subsidiaries.

Subsidiaries are defined as companies over which the Parent controls half or more of the voting power of the investee or, even if this percentage is lower, when it has the power to govern the financial and operating policies thereof.

The inclusions in and exclusions from the scope of consolidation of the Endesa Group in the first six months of 2007, with respect to the situation at 31 December 2006, were as follows:

Inclusions:

-	Parque Eólico Piano di Corda, S.r.L.
-	Parque Eólico Serra Pelata, S.r.L.
-	Les Ventas de Cernon, S.A.
-	Southern Cone Power Argentina, S.A.
-	Ambon Energy, S.A.
-	Muzillac Energy, S.A.
-	Endesa Hellas Power Generation and Supplies, S.A.
-	Aguilón 20, S.A.

Exclusions:

-	None.

The main changes in the scope of consolidation in the first six months of 2006 with respect to 31 December 2005 were as follows:

Inclusions:

-	Compostilla Re, S.A.
-	Explotaciones Eólicas Sierra Costera, S.A.
-	Parque Eólico Iardino, S.r.L.

Exclusions:

-	Empresa de Generación Termoeléctrica Ventanilla, Etevensa.

Had these changes in the scope of consolidation taken place at the beginning of 2007 or 2006, respectively, the changes in the main aggregates in the consolidated income statements and consolidated balance sheet would not have been material in relation to the interim financial statements.

3. INDUSTRY REGULATION.

The principal developments concerning industry regulation affecting the Group in the first six months of 2007 related to the regulation of the electricity industry in Spain, the main changes being as follows.

On 30 June 2007, the Spanish Council of Ministers approved Royal Decree 871/2007 adjusting the electricity tariffs from 1 July 2007. This Royal Decree provided for an average increase of 1.81% for non-residential tariffs with respect to the tariffs that came into force on 1 January 2007. It also acknowledged ex ante the existence of a revenue shortfall in the settlements of regulated activities that will arise in the period from 1 July 2007 to 30 September 2007 amounting to EUR 750 million, which will be added to the other EUR 750 million acknowledged for the first quarter of 2007 by Royal Decree 1634/2006.

In 2006 Royal Decree-Law 3/2006 was approved. Among other things, this Royal Decree-Law approved measures aimed at reducing the shortfall in revenue from regulated activities. More specifically, these measures included the determination of the price applicable to producers’ sales to the distributors in the same corporate group equated to bilateral contracts and the reduction of the producers’ revenue due to the internalisation, in the wholesale market price, of the cost of the greenhouse gas emission allowances.

Royal Decree 871/2007, of 30 June, established EUR 49.23/MWh as the definitive price referred to by Royal Decree-Law 3/2006 in relation to producers’ electricity sales in the wholesale market in the period from the entry into force of the Royal Decree-Law to 31 December 2006 which coincide with the electricity purchases made by a distributor in the same group for sale in the regulated market. Pursuant to that same Royal Decree-Law, these transactions have been settled at the provisional price of EUR 42.35/MWh.

At the date of preparation of these interim consolidated financial statements the definitive regulations establishing the method for calculating the deduction from the effect of the internalisation of the cost of the emission allowances on revenue had not yet been approved.

Taking into account all the foregoing, Endesa considers that the estimate of 2006 revenue made at the end of 2006 continues to be the best estimate of the amount that will ultimately be settled and, therefore, pending the completion of the legislation that is still at the implementation stage, no adjustments were made to the revenue recognised in this connection.

When the related implementing regulations have been approved, any difference that might exist with respect to the figures recorded will be recognised in the first consolidated financial statements authorised for issue after the content of the regulations is known. In any case, based on the content of Royal Decree-Law 3/2006, it is considered that any such difference should not have a material effect on the consolidated figures of Endesa.

Similarly, at the date of these interim consolidated financial statements no final administrative decision had been taken in relation to the revision of the specific costs for the remuneration of the island and non-mainland system costs for 2001 to 2005. The final decision was taken on 2 October 2007 (see Note 11).

4. CAPITAL EXPENDITURE.

The detail of the investments in property, plant and equipment in the first six months of 2007 and 2006 is as follows:

	Millions of Euros
	January-June 2007 (Unaudited)
	Generation	Distribution and Transmission	Other	Total
Spain and Portugal	485	519	13	1,017
Rest of Europe	137	2	1	140
Latin America	123	192	32	347
TOTAL	745	713	46	1,504

	Millions of Euros
	January-June 2006 (Unaudited)
	Generation	Distribution and Transmission	Other	Total
Spain and Portugal	374	584	16	974
Rest of Europe	83	-	1	84
Latin America	140	220	8	368
TOTAL	597	804	25	1,426

At 30 June 2007, the Group companies had property, plant and equipment purchase commitments amounting to EUR 2,498 million.

There were no significant divestments in the first six months of 2007.

5. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD AND NON-CURRENT FINANCIAL ASSETS.

There were no significant changes in the balance of these headings in the first half of 2007. The most noteworthy variations related to the evolution of Gas Atacama and the transactions involving the shares of this company.

The financial position of Gas Atacama, in which Endesa has an ownership interest of 18.2% through its 50% holding in Endesa Chile, was affected by the unavailability of gas from Argentina.

In parallel, CMS, which owns the other 50% of the shares of Gas Atacama, had initiated the sale of its ownership interest and the loans that it had granted this company. Endesa Chile exercised its pre-emption rights and, in turn, sold the shares to Southern Cross for the same amount as that for which it had acquired them.

Gas Atacama has entered into certain framework agreements for the amendment of electricity supply or back-up contracts, which contain more advantageous trading terms and conditions that will enable it to improve its operating and financial position.

The agreements entered into by Gas Atacama were subject to the condition precedent that Endesa Chile exercised its pre-emption rights on CMS’s ownership interest in Gas Atacama and on the loans that it had granted to it and that it subsequently sold them to Southern Cross, which it did.

In view of the situation at Gas Atacama, the Group performed the related impairment test at 30 June 2007, taking into account the aforementioned agreements when measuring the investment in the company. The impairment test conducted did not disclose any need to write down the carrying amount of the investment, the carrying amount of which in the consolidated balance sheet at 30 June 2007 was EUR 243 million.

6. DIVIDENDS.

The interim dividend for 2006 approved by the Board of Directors of Endesa, S.A. on 24 October 2006 amounted to EUR 0.5 gross per share, giving a total dividend of EUR 529 million. This amount was paid to the shareholders on 2 January 2007 and was deducted from the Parent’s equity at 31 December 2006.

Also, as approved by the shareholders at the Annual General Meeting held on 20 June 2007, on 2 July Endesa paid a final dividend of EUR 1.14 per share out of the profit for 2006. Following this payment, the total amount earmarked for shareholder remuneration out of the profit for 2006, including the interim dividend of EUR 0.5 gross per share paid on 2 January, amounted to EUR 1.64 per share, giving a total disbursement of EUR 1,736 million.

In addition, in the first quarter of 2007 Endesa paid an attendance fee of EUR 0.15 gross per share for attending the Extraordinary General Meeting scheduled to be held on 20 March, as a result of which an additional amount of EUR 148 million was paid to the shareholders.

7. ISSUES, REIMBURSEMENTS OR RETIREMENTS OF DEBT SECURITIES.

The detail of the issues, reimbursements or retirements of debt securities in the first six months of 2007 and 2006 is as follows:

January-June 2007 (Unaudited)
Issuer	Transaction	Outstanding Balance (Millions of Euros)	Interest Rate (%)	Guarantor
Endesa Capital	Retirements	513	3.52	Endesa
Endesa Capital	Issues	353	3.76	Endesa
International Endesa	Retirements	80	3.56	Endesa
International Endesa	Issues	3,350	3.59	Endesa
International Endesa	Retirements	2,640	3.75	Endesa

January-June 2006 (Unaudited)
Issuer	Transaction	Outstanding Balance (Millions of Euros)	Interest Rate (%)	Guarantor
Endesa Capital	Retirements	30	2.97	Endesa
Endesa Capital	Issues	609	3.03	Endesa
International Endesa	Retirements	750	5.25	Endesa
International Endesa	Retirements	44	2.64	Endesa
International Endesa	Retirements	49	2.68	Endesa
International Endesa	Issues	2,155	2.77	Endesa
International Endesa	Retirements	2,167	2.48	Endesa

At 30 June 2007, neither Endesa, S.A. nor any of its significant subsidiaries was failing to comply with the covenants habitually found in agreements of this nature.

8. SEGMENT REPORTING.

Segment information for the first six months of 2007 and 2006 is presented below:

	Millions of Euros
	January-June 2007 (Unaudited)				January-June 2006 (Unaudited)
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
REVENUE	4,997	2,066	3,310	10,373	5,268	2,251	3,082	10,601
Sales	4,832	1,992	3,230	10,054	4,826	2,087	3,033	9,946
Other operating income	165	74	80	319	442	164	49	655
PROCUREMENTS AND SERVICES	(1,958)	(1,284)	(1,599)	(4,841)	(2,315)	(1,492)	(1,495)	(5,302)
Power purchased	(474)	(674)	(873)	(2,021)	(537)	(546)	(851)	(1,934)
Cost of fuel consumed	(1,040)	(588)	(331)	(1,959)	(1,061)	(733)	(214)	(2,008)
Transmission expenses	(263)	(5)	(187)	(455)	(173)	(12)	(184)	(369)
Other variable procurements and services	(181)	(17)	(208)	(406)	(544)	(201)	(246)	(991)
CONTRIBUTION MARGIN	3,039	782	1,711	5,532	2,953	759	1,587	5,299
Work on non-current assets	89	3	13	105	76	1	13	90
Staff costs	(561)	(81)	(198)	(840)	(500)	(75)	(192)	(767)
Other fixed operating expenses	(566)	(97)	(303)	(966)	(499)	(98)	(263)	(860)
GROSS PROFIT FROM OPERATIONS	2,001	607	1,223	3,831	2,030	587	1,145	3,762
Depreciation and amortization charge	(629)	(158)	(267)	(1,054)	(527)	(128)	(236)	(891)
PROFIT FROM OPERATIONS	1,372	449	956	2,777	1,503	459	909	2,871
FINANCIAL LOSS	(188)	(39)	(269)	(496)	(200)	(25)	(244)	(469)
Net finance costs	(190)	(37)	(267)	(494)	(192)	(25)	(263)	(480)
Translation differences	2	(2)	(2)	(2)	(8)	-	19	11
Result of companies accounted for using the equity method	3	6	(3)	6	42	(4)	8	46
Income from other investments	6	-	-	6	7	-	-	7
Income from asset disposals	9	-	1	10	225	1	34	260
PROFIT BEFORE TAX	1,202	416	685	2,303	1,577	431	707	2,715
Income tax	(324)	(145)	(210)	(679)	(440)	(18)	(15)	(473)
PROFIT FOR THE PERIOD	878	271	475	1,624	1,137	413	692	2,242
Parent	873	206	176	1,255	1,132	322	302	1,756
Minority interests	5	65	299	369	5	91	390	486

	Millions of Euros
	30 June 2007 (Unaudited)				31 December 2006
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
ASSETS
Non-current assets	26,416	6,025	14,489	46,930	26,330	6,068	13,982	46,380
Property, plant and equipment	20,243	3,816	10,532	34,591	19,758	3,872	10,084	33,714
Investment property	30	-	49	79	32	-	49	81
Intangible assets	366	42	88	496	660	66	78	804
Goodwill	61	1,676	2,284	4,021	61	1,653	2,272	3,986
Non-current financial assets	3,778	67	572	4,417	3,839	89	554	4,482
Investments accounted for using the equity method	412	118	190	720	407	81	161	649
Deferred tax assets	1,526	306	774	2,606	1,573	307	784	2,664
Current assets	4,193	1,124	2,681	7,998	3,924	1,171	2,613	7,708
Inventories	581	222	107	910	615	176	91	882
Trade and other receivables	3,451	758	2,014	6,223	3,099	862	1,858	5,819
Current financial assets	44	-	10	54	35	1	3	39
Cash and cash equivalents	117	144	550	811	175	132	658	965
Non-current assets classified as held for sale	-	-	-	-	-	-	3	3
TOTAL ASSETS	30,609	7,149	17,170	54,928	30,254	7,239	16,595	54,088
EQUITY AND LIABILITIES
Equity	5,773	3,370	7,235	16,378	5,980	3,292	6,664	15,936
Of the Parent	5,725	2,403	3,314	11,442	5,936	2,333	3,022	11,291
Of minority interests	48	967	3,921	4,936	44	959	3,642	4,645
Non-current liabilities	19,716	2,775	7,913	30,404	19,513	2,757	7,737	30,007
Deferred income	2,392	100	169	2,661	2,185	116	141	2,442
Long-term provisions	3,280	253	789	4,322	3,407	274	761	4,442
Bank borrowings and other financial liabilities	13,177	1,663	5,908	20,748	13,043	1,643	5,801	20,487
Other non-current payables	429	416	119	964	444	427	114	985
Deferred tax liabilities	438	343	928	1,709	434	297	920	1,651
Current liabilities	5,120	1,004	2,022	8,146	4,761	1,190	2,194	8,145
Bank borrowings and other financial liabilities	(9)	207	516	714	(9)	163	475	629
Current trade and other payables	5,129	797	1,506	7,432	4,770	1,027	1,719	7,516
TOTAL EQUITY AND LIABILITIES	30,609	7,149	17,170	54,928	30,254	7,239	16,595	54,088

	Millions of Euros
	January-June 2007 (Unaudited)				January-June 2006 (Unaudited)
	Spain and Portugal	Rest of Europe	Latin America	Total	Spain and Portugal	Rest of Europe	Latin America	Total
Gross profit before tax and minority interests	1,202	416	685	2,303	1,577	431	707	2,715
Depreciation and amortisation charge	629	158	267	1,054	527	128	236	891
Income from asset disposals	(9)	-	(1)	(10)	(225)	(1)	(34)	(260)
Income tax	(332)	(101)	(151)	(584)	(403)	(187)	(190)	(780)
Provisions paid	(168)	(3)	(32)	(203)	(201)	(6)	(35)	(242)
Other results not giving rise to cash flows	12	(35)	37	14	(18)	(25)	(6)	(49)
Cash flows from operations	1,334	435	805	2,574	1,257	340	678	2,275
Change in income tax payable	263	(14)	(81)	168	282	(110)	11	183
Change in operating current assets/liabilities	(122)	(173)	(245)	(540)	(344)	(163)	(37)	(544)
Net cash flows from operating activities	1,475	248	479	2,202	1,195	67	652	1,914
Investments in property, plant and equipment and intangible assets	(1,244)	(91)	(364)	(1,699)	(1,218)	(96)	(392)	(1,706)
Disposals of property, plant and equipment and intangible assets	9	6	6	21	22	2	74	98
Investments in Group companies	-	(41)	(46)	(87)	(2)	-	-	(2)
Other investments	(196)	(14)	(26)	(236)	(1,256)	(78)	(14)	(1,348)
Disposals of other investments	117	14	24	155	83	19	35	137
Cash flows due to changes in the scope of consolidation	-	-	-	-	1	1	-	2
Grants and other deferred income	179	3	24	206	141	-	24	165
Net cash flows used in investing activities	(1,135)	(123)	(382)	(1,640)	(2,229)	(152)	(273)	(2,654)
Non-current bank borrowing drawdowns	636	8	660	1,304	3,156	104	627	3,887
Non-current bank borrowings and other financial liabilities repaid	(857)	(38)	(251)	(1,146)	(852)	(173)	(161)	(1,186)
Net cash flows from current bank borrowings and other financial liabilities	390	84	(358)	116	(2,875)	279	(320)	(2,916)
Dividends of the Parent paid	(567)	(110)	-	(677)	(81)	(129)	(113)	(323)
Payments to minority interests	-	(57)	(290)	(347)	(2)	(48)	(156)	(206)
Net cash flows from financing activities	(398)	(113)	(239)	(750)	(654)	33	(123)	(744)
Total net cash flows	(58)	12	(142)	(188)	(1,688)	(52)	256	(1,484)
Effect of foreign exchange rate changes on cash and cash equivalents	-	-	34	34	-	-	(17)	(17)
Net increase/decrease in cash and cash equivalents	(58)	12	(108)	(154)	(1,688)	(52)	239	(1,501)
Cash and cash equivalents at beginning of period	175	132	658	965	1,910	127	577	2,614
Cash and cash equivalents at end of period	117	144	550	811	222	75	816	1,113

9. RELATED PARTY TRANSACTIONS.

9.1. Transactions with significant shareholders of the Company.

The material transactions performed in the first six months of 2007 and 2006 with Groups of companies headed by significant shareholders, all of which were carried out on an arm’s length basis, were as follows:

January-June 2007 (Unaudited)
Related Party	Description of the Transaction	Amount (Millions of Euros)
Caja Madrid	Services provided	9
	Financing agreements: loans	64
	Financing agreements: other	348
	Interest paid	30
	Interest charged	40
	Unpaid accrued interest	21
	Uncollected accrued interest	10
	Guarantees	102
	Purchase option obligations	58
	Sale option obligations	1
	Other (*)	1,956
Acciona Group	Purchases of goods (finished or otherwise)	64
	Services provided	10
	Services received	8
Enel Group	Purchases of goods (finished or otherwise)	1
	Sales of goods (finished or otherwise)	82
	Services	21

January-June 2006 (Unaudited)
Related Party	Description of the Transaction	Amount (Millions of Euros)
Caja Madrid	Financing agreements: loans	25
	Interest paid	30
	Interest charged	40
	Unpaid accrued interest	15
	Uncollected accrued interest	11
	Guarantees	114
	Other (*)	4,665
(*) The amounts included in “Other” relate mainly to the notional amount of financial derivatives arranged with Caja Madrid.

9.2. Transactions with the Company’s directors and executives.

The significant transactions performed in the first six months of 2007 and 2006 with the Company’s directors and senior executives were as follows:

January-June 2007 (Unaudited)
Description of the Transaction	Amount (Millions of Euros)
Remuneration	20
Contributions to pension plans and life insurance policies	3
Guarantees	49
Financing agreements: loans	5

January-June 2006 (Unaudited)
Description of the Transaction	Amount (Millions of Euros)
Remuneration	19
Contributions to pension plans and life insurance policies	3
Guarantees	47
Financing agreements: loans	5

At June 30 2007, the Company had provisioned in full the pre-retirement and pension obligations to the directors and senior executives.

10. OTHER DISCLOSURES.

In order to be able to compare the results between the six-month periods ended 30 June 2007 and 30 June 2006, the following matters relating to unusual events of significant amounts must be taken into account:

-
The recognition in the first six months of 2006 of certain excess costs of non-mainland generation in the period from 2001 to 2005 amounting to EUR 227 million as operating income and the related interest amounting to EUR 31 million as finance income.

-
The tax effect recognised in the period ended 30 June 2006 of adjusting the tax bases and carrying amounts of the non-current assets of Endesa Italia, as required by Italian legislation, which had a positive tax impact of EUR 148 million (EUR 118 million after minority interests).

-
The recognition in the first six months of 2006 of the tax effect of the merger of Elesur and Chilectra, which gave rise to the recognition of a tax asset of EUR 170 million (EUR 101 million after minority interests).

-	The effect in the first six months of 2006 of the sale of certain assets (mainly a 5.01% investment in Auna) for EUR 260 million (EUR 225 million after taxes and minority interests.

In the six-month period ended 30 June 2007 there were no material unusual items.

Group management considers that the provisions recognised in the interim consolidated financial statements at 30 June 2007 adequately cover the contingencies relating to litigation, arbitration and claims and no liabilities additional to those recognised are expected to arise.

11. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE.

On 20 September 2007, ENDESA, S.A. completed the sale of 2,705,400 shares of Red Eléctrica de España, S.A. representing 2% of the latter’s share capital through various transactions carried out in recent months, the most significant of which was the sale of 1.35% of the share capital to Citigroup, which subsequently placed it on the market. The 2% ownership interest was sold for EUR 96 million, representing an average price per share of EUR 35.33. This sale reduced Endesa, S.A.’s ownership interest in Red Eléctrica de España, S.A. to 1%, thereby complying with the limits established, for 31 December 2007, by current legislation.

A resolution of the Directorate-General of Energy Policy and Mines establishing a revision of the definitive specific costs for the remuneration for the island and non-mainland electricity systems for 2001 to 2005 was approved on 2 October 2007. Through the resolution, the Directorate-General established that the definitive amount of those costs at 31 December 2005, after discounting the annual amounts for 2003, 2004 and 2005 of the provisional shortfall for 2001-2002 and including the finance costs accrued each year, calculated using an interest rate equal to average annual three-month Euribor, was EUR 921 million.

One of the conditions of the takeover bid launched by Acciona, S.A. and Enel Energy Europe, S.r.L. for all the shares of Endesa, S.A. was that certain articles of the bylaws of Endesa, S.A. be changed. In order to enable the shareholders to decide on the bylaw changes on which Acciona, S.A. and Enel Energy Europe, S.r.L. had made the takeover bid conditional, the Board of Directors called an Extraordinary General Meeting for 25 September 2007 and resolved to pay an attendance fee of EUR 0.15 per share, as a result of which EUR 148 million were paid to the shareholders in this connection.

On 5 October 2007, in compliance with Article 27.2 of Royal Decree 1197/1991, of 26 July, the Spanish National Securities Market Commission (CNMV) announced that the takeover bid launched by Acciona, S.A. and Enel Energy Europe, S.r.L. for all the shares of Endesa, S.A., from which 487,116,120 shares, equal to 46.01% of the share capital, were excluded as a result of having been blocked by their respective holders, as indicated in the related information memorandum, had been accepted by the holders of 487,601,643 shares, representing 85.30% of the shares at which the bid had been targeted and 46.05% of the share capital of the company affected. Of the aforementioned figure, 4,541,626 shares related to the US bid. Accordingly, the takeover bid was successful, since it was accepted by the holders of shares exceeding the minimum threshold established by the bidders for it to be considered valid.

Once the positive outcome of the takeover bid has been announced by the CNMV, Enel, S.p.A. and Acciona, S.A. will be able to take the necessary steps to implement the agreement relating to the joint management of Endesa, S.A. entered into by the two parties on 26 March 2007. These measures include most notably the agreement entered into with E.on AG. on 2 April 2007 whereby the former undertook to submit for consideration by the managing bodies of Endesa the sale to the latter of certain assets in Italy, France, Poland and Turkey, together with other Endesa generating assets in Spain, and the assignment of certain volume of nuclear production capacity for a period of ten years.

12. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH.

These interim consolidated financial statements are presented on the basis of IFRS as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRS may not conform with other generally accepted accounting principles.

10 October 2007

Rafael Miranda	Carlos Torres
CEO	CFO